

October 29, 2013

Via E-mail
Ana Marie del Rio
Secretary
Steadfast Apartment REIT, Inc.
18100 Von Karman Avenue
Suite 500
Irvine, California 92612

> Re: **Steadfast Apartment REIT, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed October 16, 2013**
> **File No. 333-191049**

Dear Ms. del Rio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We may compete with Steadfast Income REIT and other affiliates of our . . . , page 29

1. We note your response to comments 13 and 18 of our comment letter dated October 3, 2013. Please revise your disclosure here and on page 80 to also address the affiliates of your sponsor, other than Steadfast Income REIT, that may compete with the registrant. In your discussion, please include details such as the number of programs with a similar investment strategy, whether such programs are currently raising funds, and the amount of cash currently available for investment. Please also briefly explain how these affiliated programs and entities may compete with you.

Adverse Business Developments, page 88

2.   We note your response to comment 20 of our comment letter dated October 3, 2013.
        Please revise your disclosure to provide additional details regarding the circumstances
        surrounding the Steadfast Yuba programs, including an explanation of why Steadfast
        Yuba City I, LLC and Steadfast Yuba City II, LLC are in discussions with their lender.
        In addition, please include a discussion of the programs in Tables III and IV that
        experienced material adverse business developments. Please refer to Section 8.A.2. of
        Industry Guide 5.

Table II, page A-3

3.   We note your response to comment 24. Please either revise to include an additional
        column that aggregates payments to the sponsor in the most recent three years from all
        other programs and indicate in a footnote the number of programs involved, or revise
        Table IV to include cumulative sponsor compensation for closed programs as discussed
        in CF Disclosure Guidance Topic No. 6.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202) 551-3439 or Wilson Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Rosemarie A. Thurston, Esq. (Via E-mail)